Maybank

Our file ref. : GSS/M201

RECEIVED

2006 DEC 18 A 7:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : 11 December 2006
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W,
Room 3099
Office of International Corpo
Mail Stop 3 – 7
Washington D.C. 20549

06019262

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	2 October 2006	Maybank's 46th Annual General Meeting
2.	14 November 2006	1st Quarterly Report For The Financial Period Ended 30 June 2007.

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

Enc.

MNMG\RE\shida mbbboard\adr.ms

RECEIVED
2006 DEC 18 A 7:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 02/10/2006 05:43:46 PM
Reference No MB-061002-58050

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Malayan Banking Berhad (3813-K)
*	Stock name	: MAYBANK
*	Stock code	: 1155
*	Contact person	: Mohd Nazlan Mohd Ghazali
*	Designation	: General Counsel & Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Maybank's 46th Annual General Meeting

* **Contents :-**

Maybank is pleased to inform that at its Annual General Meeting ("AGM") held on 30 September 2006, the shareholders of Maybank approved all the twelve (12) Ordinary Resolutions as per the Notice of AGM dated 8 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 14/11/2006 06:00:58 PM
Reference No MB-061114-34670

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Malayan Banking Berhad
* Stock name : MAYBANK
* Stock code : 1155
* Contact person : Mohd Nazlan Mohd Ghazali
* Designation : Company Secretary and General Counsel

Part A1 : QUARTERLY REPORT

* **Financial Year End** : **30/06/2007**
* **Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**
* **Quarterly report for the financial period ended** : **30/09/2006**
* **The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

Maybank Group FS - Sept06(Bursa).: Notes to acounts - Sept06(Bursa).dc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30/09/2006	30/09/2005	30/09/2006	30/09/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,562,412	3,163,034	3,562,412	3,163,034
2	Profit/(loss) before tax	880,901	946,878	880,901	946,878
3	Profit/(loss) for the period	593,206	679,460	593,206	679,460

4	Profit/(loss) attributable to ordinary equity holders of the parent	575,964	672,945	575,964	672,945
5	Basic earnings/(loss) per share (sen)	15.15	18.06	15.15	18.06
6	Proposed/Declared dividend per share (sen)	0.00	50.00	0.00	50.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.6659	4.4156

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2006	30/09/2005	30/09/2006	30/09/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	2,628,280	2,059,912	2,628,280	2,059,912
2	Gross interest expense	1,330,354	958,776	1,330,354	958,776

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2006

Group	Note	1st Quarter Ended 30 September 2006 RM'000	1st Quarter Ended 30 September 2005 RM'000 (Restated)	Cumulative 3 Months Ended 30 September 2006 RM'000	Cumulative 3 Months Ended 30 September 2005 RM'000 (Restated)
Continuing Operations					
Interest income	A14	2,628,280	2,059,912	2,628,280	2,059,912
Interest expense	A15	(1,330,354)	(958,776)	(1,330,354)	(958,776)
Net interest income		1,297,926	1,101,136	1,297,926	1,101,136
Income from Islamic Banking *Scheme operations:*					
Gross operating income		193,803	201,060	193,803	201,060
Profit equalisation reserves		56,200	(566)	56,200	(566)
	A26b	250,003	200,494	250,003	200,494
		1,547,929	1,301,630	1,547,929	1,301,630
Non-interest income	A16	549,614	663,995	549,614	663,995
Net income		2,097,543	1,965,625	2,097,543	1,965,625
Overhead expenses	A17	(892,826)	(743,172)	(892,826)	(743,172)
Operating Profit		1,204,717	1,222,453	1,204,717	1,222,453
Allowance for losses on loans, advances and financing	A18	(323,816)	(275,599)	(323,816)	(275,599)
		880,901	946,854	880,901	946,854
Share of profits in *associated companies*		-	24	-	24
Profit before taxation		880,901	946,878	880,901	946,878
Taxation & Zakat		(287,695)	(267,418)	(287,695)	(267,418)
Profit for the period		593,206	679,460	593,206	679,460
Attributable to:					
Equity holders of the parent		575,964	672,945	575,964	672,945
Minority Interest		17,242	6,515	17,242	6,515
		593,206	679,460	593,206	679,460
Earnings per share attributable to equity holders of the parent	B12				
Basic		15.15 sen	18.06 sen	15.15 sen	18.06 sen
Fully diluted		15.11 sen	17.94 sen	15.11 sen	17.94 sen

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2006

Bank	Note	1st Quarter Ended 30 September 2006 RM'000	1st Quarter Ended 30 September 2005 RM'000 (Restated)	Cumulative 3 Months Ended 30 September 2006 RM'000	Cumulative 3 Months Ended 30 September 2005 RM'000 (Restated)
Continuing Operations					
Interest income	A14	2,423,256	1,888,539	2,423,256	1,888,539
Interest expense	A15	(1,205,470)	(862,976)	(1,205,470)	(862,976)
Net interest income		1,217,786	1,025,563	1,217,786	1,025,563
Income from Islamic Banking Scheme operations:					
Gross operating income		189,796	193,376	189,796	193,376
Profit equalisation reserves		55,310	(1,379)	55,310	(1,379)
	A26b	245,106	191,997	245,106	191,997
		1,462,892	1,217,560	1,462,892	1,217,560
Non-interest income	A16	374,988	554,474	374,988	554,474
Net income		1,837,880	1,772,034	1,837,880	1,772,034
Overhead expenses	A17	(751,857)	(655,640)	(751,857)	(655,640)
Operating Profit		1,086,023	1,116,394	1,086,023	1,116,394
Allowance for losses on loans, advances and financing	A18	(335,766)	(258,116)	(335,766)	(258,116)
Profit before taxation		750,257	858,278	750,257	858,278
Taxation & Zakat		(264,755)	(242,574)	(264,755)	(242,574)
Profit for the period		485,502	615,704	485,502	615,704

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 30 SPETEMBER 2006

		GROUP		BANK	
	Note	30 September 2006 RM'000	30 June 2006 RM'000 (Restated)	30 September 2006 RM'000	30 June 2006 RM'000 (Restated)
ASSETS					
Cash and short-term funds		23,519,861	32,035,395	22,411,394	27,542,452
Deposits and placements with financial institutions		10,522,950	4,051,409	6,854,501	3,010,830
Securities purchased under resale agreements		859,669	1,503,957	859,669	1,503,957
Securities held-for-trading	A8(i)	1,453,414	477,698	1,295,939	476,976
Securities available-for-sale	A8(ii)	26,150,904	27,445,865	21,369,487	23,143,904
Securities held-to-maturity	A8(iii)	5,406,095	5,798,259	2,882,577	3,268,867
Loans, advances and financing	A9	130,990,713	131,453,654	127,186,103	127,848,395
Other assets	A10	2,997,807	3,025,581	2,223,150	1,723,904
Statutory deposits with Central Banks		4,219,146	3,701,824	4,060,868	3,515,995
Investment in subsidiary companies		-	-	2,713,793	2,713,793
Investment in associated companies		10,560	9,620	7,940	7,940
Intangible assets		81,015	-	81,015	-
Property, plant and equipment		1,425,290	1,403,808	1,189,413	1,179,498
Deferred tax assets		1,039,876	1,177,568	988,429	1,120,495
Life, general takaful and family takaful fund assets		12,786,911	12,120,688	-	-
TOTAL ASSETS		221,464,211	224,205,326	194,124,278	197,057,006
LIABILITIES					
Deposits from customers	A11	140,372,619	136,217,976	129,018,045	125,137,436
Deposits and placements of banks and other financial institutions	A12	24,330,127	28,707,575	25,597,744	28,037,862
Obligations on securities sold under repurchase agreements		8,564,398	12,276,138	7,777,584	11,217,285
Bills and acceptances payable		3,651,040	4,818,215	3,645,135	5,168,544
Other liabilities	A13	4,918,584	3,865,111	3,703,567	3,563,137
Recourse obligation on loans sold to Cagamas		3,507,152	3,727,458	3,507,152	3,727,458
Provision for taxation and zakat		891,688	1,074,402	921,296	1,034,310
Deferred tax liabilities		33,552	26,582	-	-
Subordinated obligations	A12	3,901,250	3,896,880	3,901,250	3,896,880
Life, general takaful and family takaful fund liabilities		850,275	684,536	-	-
Life, general takaful and family takaful policy holders' funds		11,936,636	11,436,152	-	-
TOTAL LIABILITIES		202,957,321	206,731,025	178,071,773	181,782,912

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 30 SPETEMBER 2006

		GROUP		BANK	
		30 September 2006	30 June 2006	30 September 2006	30 June 2006
	Note	RM'000	RM'000	RM'000	RM'000
SHAREHOLDERS' EQUITY					
Share capital		**3,810,913**	3,796,947	**3,810,913**	3,796,947
Reserves		**13,970,260**	12,968,879	**12,241,592**	11,477,147
		17,781,173	16,765,826	**16,052,505**	15,274,094
Minority Interest		**725,717**	708,475	**-**	-
Total equity		**18,506,890**	17,474,301	**16,052,505**	15,274,094
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**221,464,211**	224,205,326	**194,124,278**	197,057,006
COMMITMENTS AND CONTINGENCIES	A23	**143,922,418**	130,383,443	**141,736,456**	128,296,116
<u>CAPITAL ADEQUACY</u>	A25				
Based on credit and market risks:					
<u>Without deducting dividend payable *</u>					
Core capital ratio		**10.00%**	9.91%	**9.72%**	9.61%
Risk-weighted capital ratio		**13.99%**	13.88%	**12.67%**	12.54%
<u>After deducting dividend payable</u>					
Core capital ratio:		**9.40%**	9.31%	**9.06%**	8.96%
Risk-weighted capital ratio:		**13.38%**	13.28%	**12.02%**	11.89%
Net assets per share attributable to equity holders of the parent		**RM4.67**	RM4.42	**RM4.21**	RM4.02

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the dividends proposed or declared but remain unpaid at the balance sheet date were not deducted.

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2006

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Distributable Retained Profits RM'000	Total RM'000	Minority Interest RM'000	Total Equity RM'000
	← Non Distributable						→				
At 1 July 2006											
As previously stated	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	-	6,811,248	16,765,826	708,475	17,474,301
Prior year adjustments											
- Effects of adopting FRS 2	-	-	-	-	-	-	3,038	(3,038)	-	-	-
At 1 July 2006 (restated)	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,808,210	16,765,826	708,475	17,474,301
Currency translation differences	-	-	550	-	-	84,656	-	-	85,206	-	85,206
Net accretion from increased interest in subs	-	-	-	-	222,110	-	-	-	222,110	-	222,110
Net gain not recognised in the income stater	-	-	550	-	222,110	84,656	-	-	307,316	-	307,316
Net profit for the period	-	-	-	-	-	-	-	575,964	575,964	17,242	593,206
Share-based payment under ESOS	-	-		-	-	-	866	-	866	-	866
Transfer to statutory reserve	-	-	514	-	-	-	-	(514)	-	-	-
Issue of ordinary shares pursuant to ESOS	13,966	117,235	-	-	-	-	-	-	131,201	-	131,201
At 30 September 2006	3,810,913	2,255,042	3,974,981	15,250	194,631	142,792	3,904	7,383,660	17,781,173	725,717	18,506,890
At 1 July 2005											
As previously stated	3,721,053	1,501,117	3,965,468	15,250	-	49,238	-	7,149,183	16,401,309	452,444	16,853,753
Transitional adjustments	-	-	-	-	347,170	-	-	(143,148)	204,022	-	204,022
As restated	3,721,053	1,501,117	3,965,468	15,250	347,170	49,238	-	7,006,035	16,605,331	452,444	17,057,775
Currency translation differences	-	-	4,187	-	-	18,912	-	-	23,099	-	23,099
Net decrease in fair value of securities	-	-	-	-	(61,814)	-	-	-	(61,814)	-	(61,814)
Net accretion from increased interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-
Net loss not recognised in the income staten	-	-	4,187	-	(61,814)	18,912	-	-	(38,715)	-	(38,715)
Net profit for the period	-	-	-	-	-	-		672,945	672,945	6,515	679,460
Issue of ordinary shares pursuant to ESOS	11,343	94,084	-	-	-	-	-	-	105,427	-	105,427
At 30 September 2005	3,732,396	1,595,201	3,969,655	15,250	285,356	68,150	-	7,678,980	17,344,988	458,959	17,803,947

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2006

	← Non Distributable						→	Distributable	
BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Retained Profits RM'000	Total Equity RM'000
At 1 July 2006	3,796,947	2,137,807	3,871,493	-	(21,206)	112,690	-	5,376,363	15,274,094
Prior year adjustments									
- Effects of adopting FRS 2	-	-	-	-	-	-	1,984	(1,984)	-
At 1 July 2006 (restated)	3,796,947	2,137,807	3,871,493	-	(21,206)	112,690	1,984	5,374,379	15,274,094
Currency translation differences	-	-	(507)	-	-	(2,757)	-	-	(3,264)
Net decrease in fair value of securities	-	-	-	-	164,415	-	-	-	164,415
Net gain/(loss) not recognised in the income statement	-	-	(507)	-	164,415	(2,757)	-	-	161,151
Net profit for the period	-	-	-	-	-	-	-	485,502	485,502
Share-based payment under ESOS	-	-	-	-	-	-	557	-	557
Transfer to statutory reserve	-	-	514	-	-	-	-	(514)	-
Issue of ordinary shares pursuant to ESOS	13,966	117,235	-	-	-	-	-	-	131,201
At 30 September 2006	3,810,913	2,255,042	3,871,500	-	143,209	109,933	2,541	5,859,367	16,052,505
At 1 July 2005									
As previously stated	3,721,053	1,501,117	3,871,038	-	-	89,419	-	5,996,652	15,179,279
Transitional Adjustments	-	-	-	-	338,219	-	-	(156,760)	181,459
At 1 July 2005 (restated)	3,721,053	1,501,117	3,871,038	-	338,219	89,419	-	5,839,892	15,360,738
Currency translation differences	-	-	-	-	-	(9,545)	-	-	(9,545)
Net decrease in fair value of securities	-	-	-	-	(43,319)	-	-	-	(43,319)
Net gain not recognised in the income statement	-	-	-	-	(43,319)	(9,545)	-	-	(52,864)
Net profit for the period	-	-	-	-	-	-	-	615,704	615,704
Issue of ordinary shares pursuant to ESOS	11,343	94,084	-	-	-	-	-	-	105,427
At 30 September 2005	3,732,396	1,595,201	3,871,038	-	294,900	79,874	-	6,455,596	16,029,005

(These condensed financial statements should be read in conjunc‘‘ ·n with the audited financial statements for the year ende‘ 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2006

	GROUP		BANK	
	30 September 2006 RM'000	30 September 2005 RM'000	30 September 2006 RM'000	30 September 2005 RM'000
Profit before taxation	880,901	946,878	750,257	858,278
Adjustments for non-operating and non-cash items	473,643	319,271	428,920	298,325
Operating profit before working capital changes	1,354,544	1,266,149	1,179,177	1,156,603
Changes in working capital:-				
Net changes in operating assets	(5,228,318)	(2,784,444)	(2,631,918)	(2,943,724)
Net changes in operating liabilities	(4,238,979)	4,511,753	(3,326,879)	3,373,569
Tax expense and zakat paid	(260,851)	(155,358)	(245,703)	(132,207)
Net cash generated from operations	(8,373,604)	2,838,100	(5,025,323)	1,454,241
Net cash (used in)/generated from investing activities	(89,105)	3,577	(46,624)	(109,072)
Net cash (used in)/generated from financing activities	(86,369)	(664,618)	(89,105)	(589,119)
	(175,474)	(661,041)	(135,729)	(698,191)
Net change in cash and cash equivalents	(8,549,078)	2,177,059	(5,161,052)	756,050
Cash and cash equivalents at beginning of the period, as restated	32,068,939	22,610,637	27,572,446	18,491,800
Cash and cash equivalents at end of the period	23,519,861	24,787,696	22,411,394	19,247,850
Cash and cash equivalents at beginning of the period comprise :				
Cash and short term funds as previously reported	32,035,395	22,596,444	27,542,452	18,479,404
Foreign exchange differences on opening balances	33,544	14,193	29,994	12,396
As restated	32,068,939	22,610,637	27,572,446	18,491,800

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

A8 (i) Securities Held-for-trading

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
At Fair Value				
Money Market Instruments:-				
Malaysian Government Treasury Bills	44,461	21,800	44,461	21,800
Malaysian Government Securities	65,487	-	25,187	-
Malaysian Government Investment Issues	35,574	-	5,146	-
Bank Negara Malaysia Bills and Notes	911,823	225,343	911,823	225,343
Bankers' Acceptances and Islamic Accepted Bills	2,133	722	-	-
Cagamas Bonds	15,273	-	-	-
Foreign Government Securities	12,160	-	12,160	-
Total Money Market Instruments	1,086,911	247,865	998,777	247,143
Unquoted securities:				
Private and Islamic Debt Securities in Malaysia	69,341	-	-	-
Foreign Private Debt Securities	297,162	229,833	297,162	229,833
	366,503	229,833	297,162	229,833
Total securities held-for-trading	1,453,414	477,698	1,295,939	476,976

A8 (ii) Securities Available-for-sale

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
At Fair Value, or amortised cost less impairment losses for certain unquoted equity instruments				
Money market instruments:-				
Malaysian Government Securities	2,134,755	3,264,639	1,424,808	2,452,659
Cagamas Bonds	1,603,744	2,012,688	1,219,314	1,600,531
Foreign Government Securities	1,998,608	2,257,642	1,949,209	2,208,481
Malaysian Government Treasury Bills	108,716	127,500	108,716	127,500
Malaysian Government Investment Issues	1,614,093	1,822,126	1,567,203	1,695,199
Foreign Government Treasury Bills	1,245,263	759,497	1,150,533	667,404
Negotiable Instruments of Deposits	1,927,333	1,005,152	1,689,171	1,495,850
Bankers' Acceptances and Islamic Accepted Bills	3,548,069	4,106,895	3,548,069	4,106,895
Khazanah Bonds	613,216	733,163	429,422	555,579
Bank Negara Malaysia Sukuk Ijarah Bonds	199,672	199,403	199,672	199,403
Foreign Cetificates of Deposits	71,633	77,572	-	-
Total Money Market Instruments	15,065,102	16,366,277	13,286,117	15,109,501
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	528,197	553,152	179,938	162,952
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	75,380	56,744	38,778	25,580
	603,577	609,896	218,716	188,532

A8. **Securities Portfolio (contd)**

A8 **(ii) Securities Available-for-sale (contd)**

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	788,458	808,353	504,772	509,549
Shares, trust units and loan stocks outside Malaysia	12,560	10,084	7,554	6,219
Private and Islamic Debt Securities in Malaysia	4,463,495	4,557,044	2,481,767	2,576,144
Malaysian Government Bonds	325,000	317,446	325,000	317,446
Foreign Islamic and Private Debt Securities	4,370,988	4,254,122	4,093,312	3,982,741
Credit Link Notes	452,249	453,772	452,249	453,772
Malaysia Global Sukuk	92,741	92,137	-	-
Others	10	10	-	-
	10,505,501	10,492,968	7,864,654	7,845,871
Accumulated impairment losses	(23,276)	(23,276)	-	-
Total securities available-for-sale	26,150,904	27,445,865	21,369,487	23,143,904

A8 **(iii) Securities Held-To-Maturity**

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
At Amortised Cost				
Money market instruments:-				
Malaysian Government Securities	1,799,587	2,201,298	1,713,025	2,088,881
Cagamas Bonds	329,116	504,342	222,325	222,347
Foreign Government Securities	314,568	273,674	1,954	1,286
Malaysian Government Investment Issues	185,480	183,904	185,480	183,904
Khazanah Bonds	4,992	4,925	2,525	2,496
Bankers' acceptances and Islamic accepted bills	1,292,997	920,427	-	-
Negotiable Instruments of Deposits	70,000	70,000	-	-
Total Money Market Instruments	3,996,740	4,158,570	2,125,309	2,498,914
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	835,447	1,067,618	183,369	197,900
Malaysian Government Bonds	48,295	48,150	48,295	48,150
Foreign Government Bonds	9	18	-	-
Foreign Islamic and Private Debt Securities	361,120	359,994	361,120	359,994
Credit Linked Note	184,375	183,800	184,375	183,800
Others	2,044	2,044	2,044	2,044
	1,431,290	1,661,624	779,203	791,888
Accumulated impairment losses	(21,935)	(21,935)	(21,935)	(21,935)
Total securities held-to-maturity	5,406,095	5,798,259	2,882,577	3,268,867

A9. Loans, Advances and Financing

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Overdrafts	13,281,703	13,566,214	13,251,366	13,533,809
Term loans				
- Housing loans/financing	25,590,788	25,906,418	25,576,871	25,556,944
- Syndicated term loan/financing	7,459,684	6,497,354	5,698,413	5,058,608
- Hire purchase receivables	23,668,676	22,926,152	23,668,675	22,924,768
- Lease receivables	23,054	22,697	12,051	14,477
- Other term loans/financing	41,532,037	39,380,762	39,805,134	37,900,942
Credit card receivables	2,573,160	2,300,567	2,573,160	2,300,567
Bills receivables	1,083,192	1,174,201	1,080,983	1,159,709
Trust receipts	2,723,682	2,704,954	2,716,169	2,703,879
Claims on customers under acceptance credits	8,211,134	7,846,537	8,189,596	7,815,683
Loans/financing to banks and other financial institutions	9,676,889	11,410,876	9,676,538	11,409,931
Revolving credits	12,449,338	14,811,275	12,096,246	14,456,194
Staff loans	982,283	954,673	926,074	899,137
Housing loans to				
- Executive directors of the Bank	150	374	150	374
- Executive directors of subsidiaries	1,080	960	1,080	960
Others	212,271	236,154	-	-
	149,469,121	149,740,168	145,272,506	145,735,982
Unearned interest and income	(11,773,087)	(11,861,142)	(11,732,067)	(11,823,254)
Gross loans, advances and financing	137,696,034	137,879,026	133,540,439	133,912,728
Allowances for bad and doubtful debts and financing:				
- specific	(4,271,001)	(4,010,299)	(4,066,748)	(3,805,936)
- general	(2,434,320)	(2,415,073)	(2,287,588)	(2,258,397)
Net loans, advances and financing	130,990,713	131,453,654	127,186,103	127,848,395

(i) By type of customer

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Domestic operations:				
Domestic banking institutions		-		-
Domestic non-bank financial institutions				
- Stockbroking companies	133,173	131,896	133,173	131,896
- Others	9,056,532	10,820,402	9,042,707	10,823,065
Domestic business enterprise				
- Small and medium enterprise	23,417,138	23,321,481	23,416,897	23,292,469
- Others	19,755,875	19,733,316	19,555,878	19,563,712
Government and statutory bodies	993,438	1,050,597	990,773	1,047,931
Individuals	50,946,446	50,252,687	50,745,862	50,048,025
Other domestic entities	195,077	215,094	192,650	212,128
Foreign entities	342,848	314,546	289,174	261,178
Total domestic operations	104,840,527	105,840,019	104,367,114	105,380,404

A9. Loans, Advances and Financing (contd)

(i) By type of customer (contd)

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Overseas operations:				
Singapore	24,522,782	24,283,980	24,522,782	24,283,980
Hong Kong SAR	1,774,900	1,528,711	1,774,900	1,528,711
United States of America	962,883	874,081	962,883	874,081
People's Republic of China	531,527	518,916	531,527	518,916
Vietnam	312,984	338,886	312,984	338,886
United Kingdom	615,775	566,768	615,775	566,768
Brunei	183,960	197,275	183,960	197,275
Cambodia	48,846	51,236	48,846	51,236
Bahrain	219,668	172,471	219,668	172,471
Labuan offshore	3,119,187	2,932,332	-	-
Philippines	495,377	506,555	-	-
Indonesia	40,654	40,204	-	-
Papua New Guinea	26,964	27,592	-	-
	32,855,507	32,039,007	29,173,325	28,532,324
Gross loans, advances and financing	137,696,034	137,879,026	133,540,439	133,912,728

(ii) By interest/profit rate sensitivity

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Fixed rate				
- Housing loans/financing	12,543,929	12,991,134	12,477,447	12,847,935
- Hire purchase receivables	20,734,311	19,992,510	20,578,229	19,980,718
- Other fixed rate loans/financing	15,956,543	16,510,789	15,835,320	16,267,590
Variable rate				
- Base lending rate plus	47,974,919	46,576,057	47,689,243	46,302,114
- Cost plus	12,551,568	12,216,671	12,486,753	12,152,482
- Other variable rates	27,934,764	29,591,865	24,473,447	26,361,889
Gross loans, advances and financing	137,696,034	137,879,026	133,540,439	133,912,728

(ii) Total loans by economic purpose

	Group 30 September RM'000	Group 30 June RM'000	Bank 30 September RM'000	Bank 30 June RM'000
Domestic operations:				
Purchase of securities	8,914,476	8,612,111	8,759,013	8,450,872
Purchase of transport vehicles	11,807,524	11,416,140	11,802,832	11,411,336
Purchase of landed properties				
- residential	24,460,332	24,462,017	24,424,667	24,429,998
- non-residential	6,731,618	6,774,708	6,730,963	6,773,961
- Less Islamic housing loans sold to Cagamas	(438,678)	(448,185)	(438,678)	(448,185)
Purchase of fixed assets (excluding landed properties)	194,817	176,229	194,817	174,356
Personal use	3,024,999	3,030,492	3,024,843	3,030,331
Credit card	2,064,426	1,774,126	2,064,425	1,774,126
Purchase of consumer durables	21,139	22,008	21,111	21,979
Construction	5,713,308	5,885,779	5,688,531	5,788,199
Working capital	41,168,137	43,307,742	41,166,206	43,305,810
Others	1,178,429	826,852	928,384	667,621
Total domestic operations	104,840,527	105,840,019	104,367,114	105,380,404

A9. Loans, Advances and Financing (contd)

(ii) Total loans by economic purpose (contd)

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Overseas operations:				
Singapore	24,522,782	24,283,980	24,522,782	24,283,980
Hong Kong SAR	1,774,900	1,528,711	1,774,900	1,528,711
United States of America	962,883	874,081	962,883	874,081
People's Republic of China	531,527	518,916	531,527	518,916
Vietnam	312,984	338,886	312,984	338,886
United Kingdom	615,775	566,768	615,775	566,768
Brunei	183,960	197,275	183,960	197,275
Cambodia	48,846	51,236	48,846	51,236
Bahrain	219,668	172,471	219,668	172,471
Labuan Offshore	3,119,187	2,932,332	-	-
Philippines	495,377	506,555	-	-
Indonesia	40,654	40,204	-	-
Papua New Guinea	26,964	27,592	-	-
	32,855,507	32,039,007	29,173,325	28,532,324
Gross loans, advances and financing	137,696,034	137,879,026	133,540,439	133,912,728

(iii) Non-performing loans by economic purpose

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Domestic operations:				
Purchase of securities	369,846	366,021	313,160	308,215
Purchase of transport vehicles	218,703	182,675	218,203	182,498
Purchase of landed properties				
- residential	2,793,879	2,768,097	2,792,894	2,766,863
- non-residential	576,321	588,347	576,321	588,347
Purchase of fixed assets (excluding landed properties)	13,976	12,855	13,976	12,855
Personal use	275,441	276,576	275,441	276,576
Credit card	36,776	33,937	36,776	33,937
Purchase of consumer durables	1,367	1,275	1,367	1,275
Construction	869,155	907,956	869,155	890,152
Working capital	2,765,078	2,715,483	2,764,899	2,697,411
Others	558,665	341,802	494,233	323,182
Total domestic operations	8,479,207	8,195,024	8,356,425	8,081,311
Overseas operations:				
Singapore	529,429	574,548	529,429	574,548
Hong Kong SAR	32,838	31,341	32,838	31,341
Brunei	37,273	36,644	37,273	36,644
Vietnam	17,861	17,806	17,861	17,806
People's Republic of China	24,874	12,133	24,874	12,133
Cambodia	3,826	3,814	3,826	3,814
Labuan Offshore	142,679	274,683	-	-
Papua New Guinea	5,244	5,006	-	-
Philippines	57,607	58,566	-	-
Indonesia	2,369	2,373	-	-
	854,000	1,016,914	646,101	676,286
	9,333,207	9,211,938	9,002,526	8,757,597

A9. **Loans, Advances and Financing (contd)**

(iv) *Movement in non-performing loans, advances and financing ("NPL") are as follows:*

	Group		Bank	
	30 September 2006 RM'000	30 June 2006 RM'000	30 September 2006 RM'000	30 June 2006 RM'000
At beginning of the period	9,211,938	9,609,580	8,757,597	8,991,886
Non-performing during the period	1,442,721	5,495,459	1,430,251	5,452,229
Reclassified as performing	(642,189)	(2,850,207)	(641,927)	(2,808,657)
Acquired upon business acquisition	77,008	1,051	77,008	-
Transfer from a subsidiary		-	-	1,119
Recovered	(604,300)	(2,010,281)	(459,779)	(1,945,499)
Amount written off	(161,828)	(1,069,806)	(165,848)	(980,528)
Converted to securities	(11,029)	(18,824)	(11,029)	(17,827)
Exchange differences and expenses debited	20,886	54,966	16,253	64,874
At end of the period	9,333,207	9,211,938	9,002,526	8,757,597
Specific allowance	(4,271,001)	(4,010,299)	(4,066,748)	(3,805,936)
Net non-performing loans, advances and financing	5,062,206	5,201,639	4,935,778	4,951,661
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	3.75%	3.84%	3.77%	3.76%

(v) Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	30 September 2006 RM'000	30 June 2006 RM'000	30 September 2006 RM'000	30 June 2006 RM'000
Specific Allowance				
At beginning of the period	4,010,299	3,541,718	3,805,936	3,249,740
Allowance made during the period	579,091	2,203,167	582,249	2,121,737
Amount written back in respect of recoveries	(203,404)	(640,065)	(203,053)	(557,170)
Acquired upon business acquisition	50,709	548	50,709	-
Transfer from a subsidiary	-	-	-	1,119
Amount written off	(161,828)	(1,054,184)	(165,848)	(979,826)
Transfer to general allowance	(1,419)	(12,683)	(1,419)	(5,114)
Transferred to impairment lossess in value of securities	-	(12,769)	-	(12,536)
Transfer to restructured/rescheduled loans	(3,316)	(21,390)	(3,316)	(21,390)
Exchange differences	869	5,957	1,490	9,376
At end of the period	4,271,001	4,010,299	4,066,748	3,805,936

(vi) Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	30 September 2006 RM'000	30 June 2006 RM'000	30 September 2006 RM'000	30 June 2006 RM'000
General Allowance				
At beginning of the period	2,415,073	2,810,356	2,258,397	2,596,076
Allowance made during the period	23,733	18,015	23,723	-
Amount written back	(9,153)	(425,182)	-	(345,278)
Acquired upon business acquisition	3,419	-	3,419	-
Transfer from specific allowance	1,419	12,683	1,419	5,114
Exchange differences	(171)	(799)	630	2,485
At end of the period	2,434,320	2,415,073	2,287,588	2,258,397
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	1.80%	1.78%	1.75%	1.72%

A10. Other Assets

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Interest/Income receivable	788,461	731,940	649,087	614,254
Prepayments and deposits	253,737	185,997	241,540	182,604
Other debtors	1,628,757	1,644,187	1,070,194	544,177
Foreclosed properties	104,028	98,302	39,505	39,502
Investment properties	-	21,788	-	-
Derivative assets	222,824	343,367	222,824	343,367
	2,997,807	3,025,581	2,223,150	1,723,904

A11. Deposits from Customers

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Fixed deposits and negotiable instruments of deposits				
- One year or less	87,863,476	86,141,042	75,941,797	73,210,413
- More than one year	2,420,186	1,727,567	2,145,011	1,652,856
Savings deposits	24,164,199	24,021,246	23,911,048	23,746,361
Demand deposits	25,924,258	24,310,544	27,019,689	26,510,229
Structured deposits*	500	17,577	500	17,577
	140,372,619	136,217,976	129,018,045	125,137,436

* Structured deposits represent foreign currency time deposits with embedded foreign exchange option.

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Business enterprise	57,218,055	52,621,269	47,601,076	43,459,322
Individuals	70,358,570	69,438,413	69,907,436	68,952,814
Government and statutory bodies	6,038,967	7,050,900	5,791,322	6,774,985
Others	6,757,027	7,107,394	5,718,211	5,950,315
	140,372,619	136,217,976	129,018,045	125,137,436

A12. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group 30 September 2006 RM'000	Group 30 June 2006 RM'000	Bank 30 September 2006 RM'000	Bank 30 June 2006 RM'000
Licensed banks	17,773,285	21,382,459	19,688,728	21,186,629
Licensed finance companies	766,162	544,973	766,162	544,973
Licensed merchant banks	451,900	606,775	451,900	606,775
Other financial institutions	5,338,780	6,173,368	4,690,954	5,699,485
	24,330,127	28,707,575	25,597,744	28,037,862
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	20,076,317	26,193,939	21,349,233	25,530,042
- More than one year	4,253,810	2,513,636	4,248,511	2,507,820
	24,330,127	28,707,575	25,597,744	28,037,862
Subordinated obligations				
Unsecured				
- less than one year	-	-	-	-
- more than one year	[1] 3,901,250	[1] 3,896,880	[1] 3,901,250	[1] 3,896,880

[1] Includes Subordinated Notes of USD380 million.

A13. Other Liabilities

	Group 30 September 2006 RM'000	30 June 2006 RM'000	Bank 30 September 2006 RM'000	30 June 2006 RM'000
Interest/Profit payable	977,170	845,150	959,774	823,098
Provision for outstanding claims	411,500	412,667	-	-
Unearned premium reserves	291,787	284,766	-	-
Profit Equalisation Reserves	87,916	144,111	86,518	141,828
Provisions and accruals	718,009	730,316	643,977	664,800
Due to brokers and clients	204,791	156,236	-	-
Deposits and other creditors	1,960,637	1,058,457	1,745,372	1,698,851
Derivative liabilities	266,774	233,408	267,926	234,560
	4,918,584	3,865,111	3,703,567	3,563,137

A14. Interest Income

	1st Quarter Ended 30 September 2006 RM'000	30 September 2005 RM'000	Cumulative 3 Months Ended 30 September 2006 RM'000	30 September 2005 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	1,715,452	1,402,812	1,715,452	1,402,812
- Recoveries from NPLs	95,903	84,416	95,903	84,416
Money at call and deposit placements with financial institutions	389,763	293,002	389,763	293,002
Securities purchased under resale agreements	8,445	5,508	8,445	5,508
Securities held-for-trading	94,918	41,822	94,918	41,822
Securities available-for-sale	283,535	247,935	283,535	247,935
Securities held-to-maturity	77,132	9,115	77,132	9,115
	2,665,148	2,084,610	2,665,148	2,084,610
Amortisation of premium less accretion of discount	(18,903)	(6,347)	(18,903)	(6,347)
Interest income suspended	(17,965)	(18,351)	(17,965)	(18,351)
	2,628,280	2,059,912	2,628,280	2,059,912
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	1,640,837	1,337,208	1,640,837	1,337,208
- Recoveries from NPLs	94,918	83,059	94,918	83,059
Money at call and deposit placements with financial institutions	343,881	258,970	343,881	258,970
Securities purchased under resale agreements	8,097	5,212	8,097	5,212
Securities held-for-trading	92,200	34,591	92,200	34,591
Securities available-for-sale	231,176	192,251	231,176	192,251
Securities held-to-maturity	47,363	4,316	47,363	4,316
	2,458,472	1,915,607	2,458,472	1,915,607
Amortisation of premium less accretion of discount	(17,251)	(10,270)	(17,251)	(10,270)
Interest income suspended	(17,965)	(16,798)	(17,965)	(16,798)
	2,423,256	1,888,539	2,423,256	1,888,539

A15. Interest Expense

	1st Quarter Ended 30 September 2006 RM'000	1st Quarter Ended 30 September 2005 RM'000	Cumulative 3 Months Ended 30 September 2006 RM'000	Cumulative 3 Months Ended 30 September 2005 RM'000
Group				
Deposits and placements of banks and other financial institutions	345,909	216,720	345,909	216,720
Deposits from customers	919,080	647,468	919,080	647,468
Loans sold to Cagamas	36,700	48,337	36,700	48,337
Floating rate certificates of deposits	6,749	1,473	6,749	1,473
Subordinated notes	21,596	36,091	21,596	36,091
Subordinated bonds	-	8,687	-	8,687
Others	320	-	320	-
	1,330,354	958,776	1,330,354	958,776
Bank				
Deposits and placements of banks and other financial institutions	300,197	176,154	300,197	176,154
Deposits from customers	839,908	590,996	839,908	590,99[illegible]
Loans sold to Cagamas	36,700	48,337	36,700	48,337
Floating rate certificates of deposits	6,749	1,473	6,749	1,473
Subordinated notes	21,596	36,091	21,596	36,091
Subordinated bonds	-	8,687	-	8,687
Others	320	1,238	320	1,238
	1,205,470	862,976	1,205,470	862,976

A16. Non-interest Income

	1st Quarter Ended 30 September 2006 RM'000	1st Quarter Ended 30 September 2005 RM'000	Cumulative 3 Months Ended 30 September 2006 RM'000	Cumulative 3 Months Ended 30 September 2005 RM'000
Group				
(a) Fee income:				
Commissions	149,846	121,560	149,846	121,560
Service charges and fees	143,662	134,491	143,662	134,491
Guarantee fees	21,069	22,561	21,069	22,561
Underwriting fees	971	-	971	-
Brokerage income	10,076	11,550	10,076	11,550
Other fee income	8,252	14,924	8,252	14,924
	333,876	305,086	333,876	305,086
(b) Gain/loss arising from sale of securities:				
Net gain from sale of securities held-for-trading	7,345	39,579	7,345	39,57[illegible]
Net gain from sale of securities available-for-sale	40,549	103,015	40,549	103,01[illegible]
Net loss from redemption of securities held-to-maturity	(180)	-	(180)	-
	47,714	142,594	47,714	142,594
(c) Gross dividend from:				
Securities portfolio	6,567	-	6,567	-
(d) Unrealised losses on revaluation of securities held-for-trading and derivatives	(122,808)	(14,655)	(122,808)	(14,655)
Provision of impairment losses on securities	6,828	-	6,828	-
Write back of impairment losses on securities	-	37,190	-	37,190
	(115,980)	22,535	(115,980)	22,535
(e) Other income:				
Foreign exchange profit	94,958	105,759	94,958	105,759
Net premiums written	117,650	64,512	117,650	64,512
Rental Income	5,180	4,505	5,180	4,505
Gains on disposal of property, plant and equipment	891	-	891	-
Gain on disposal of foreclosed properties	311	347	311	347
Others	58,447	18,657	58,447	18,657
	277,437	193,780	277,437	193,780
Total non-interest income	549,614	663,995	549,614	663,995

A16. Non-interest Income (contd)

Bank	1st Quarter Ended 30 September 2006 RM'000	1st Quarter Ended 30 September 2005 RM'000	Cumulative 3 Months Ended 30 September 2006 RM'000	Cumulative 3 Months Ended 30 September 2005 RM'000
(a) Fee income:				
Commissions	147,975	128,599	147,975	128,599
Service charges and fees	127,679	117,564	127,679	117,564
Guarantee fees	20,985	22,478	20,985	22,478
Underwriting fees	189	-	189	-
Other fee income	4,365	5,858	4,365	5,858
	301,193	274,499	301,193	274,499
(b) Gain/(loss) arising from sale of securities:				
Net loss from sale of securities held-for trading	2,271	22,906	2,271	22,906
Net gain from sale of securities available-for-sale	32,735	96,196	32,735	96,196
Net loss from redemption of securities held-to-maturity	(157)	-	(157)	-
Net gain from sale of associated company	-	4,320	-	4,320
	34,849	123,422	34,849	123,422
(c) Gross dividend income from:				
Securities portfolio	1,128	1,682	1,128	1,682
Subsidiary companies	-	-	-	-
	1,128	1,682	1,128	1,682
(d) Unrealised losses on revaluation of securities held-for-trading and derivatives	(124,042)	(93)	(124,042)	(93)
Write back of impairment losses on securities	2,583	32,025	2,583	32,025
	(121,459)	31,932	(121,459)	31,932
(e) Other income:				
Foreign exchange profit	94,291	102,102	94,291	102,102
Rental Income	4,944	4,621	4,944	4,621
Gain on disposal of property and equipment (net)	613	-	613	-
Others	59,429	16,216	59,429	16,216
	159,277	122,939	159,277	122,939
Total non-interest income	374,988	554,474	374,988	554,474

A17. Overhead Expenses

Group	1st Quarter Ended 30 September 2006 RM'000	1st Quarter Ended 30 September 2005 RM'000	Cumulative 3 Months Ended 30 September 2006 RM'000	Cumulative 3 Months Ended 30 September 2005 RM'000
Personnel costs	413,463	354,942	413,463	354,942
- Salaries, allowances and bonuses	318,509	273,650	318,509	273,650
- Pension costs	46,147	39,589	46,147	39,589
- Others	48,807	41,703	48,807	41,703
Establishment costs	154,203	131,531	154,203	131,531
- Depreciation	43,377	44,098	43,377	44,098
- Rental of leasehold land and premises	16,558	14,329	16,558	14,329
- Repairs and maintenance of property, plant and equipment	17,837	28,353	17,837	28,353
- Information technology expenses	72,199	38,222	72,199	38,222
- Others	4,232	6,529	4,232	6,529
Marketing expenses	79,123	67,267	79,123	67,267
- Advertisement and publicity	62,234	59,133	62,234	59,133
- Others	16,889	8,134	16,889	8,134
Administration and general expenses	246,037	189,432	246,037	189,432
- Fees and brokerage	77,396	68,719	77,396	68,719
- Administrative expenses	51,974	47,695	51,974	47,695
- General expenses	47,267	36,376	47,267	36,376
- Claims incurred	63,621	28,566	63,621	28,566
- Others	5,779	8,076	5,779	8,076
	892,826	743,172	892,826	743,172

A17. Overhead Expenses (contd)

Bank

	1st Quarter Ended 30 September 2006 RM'000	1st Quarter Ended 30 September 2005 RM'000	Cumulative 3 Months Ended 30 September 2006 RM'000	Cumulative 3 Months Ended 30 September 2005 RM'000
Personnel costs	373,142	325,194	373,142	325,194
- Salaries, allowances and bonuses	289,236	256,071	289,236	256,071
- Pension costs	42,427	36,921	42,427	36,921
- Others	41,479	32,202	41,479	32,202
Establishment costs	138,930	118,395	138,930	118,395
- Depreciation	38,468	39,312	38,468	39,312
- Rental of leasehold land and premises	14,528	13,171	14,528	13,171
- Repairs and manitenance of property, plant and equipment	15,336	26,313	15,336	26,313
- Information technology expenses	68,134	35,506	68,134	35,506
- Others	2,464	4,093	2,464	4,09[illegible]
Marketing expenses	66,508	58,501	66,508	58,501
- Advertisement and publicity	50,426	45,612	50,426	45,612
- Others	16,082	12,889	16,082	12,889
Administration and general expenses	173,277	153,550	173,277	153,550
- Fees and brokerage	73,442	71,284	73,442	71,284
- Administrative expenses	51,295	52,285	51,295	52,285
- General expenses	45,121	21,682	45,121	21,682
- Others	3,419	8,299	3,419	8,299
	751,857	655,640	751,857	655,640

A18. Allowance for Losses on Loans, Advances and Financing

	1st Quarter Ended 30 September 2006 RM'000	1st Quarter Ended 30 September 2005 RM'000	Cumulative 3 Months Ended 30 September 2006 RM'000	Cumulative 3 Months Ended 30 September 2005 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance made (net)	14,581	9,084	14,581	9,084
- specific allowance	579,091	583,780	579,091	583,780
- specific allowance written back	(203,404)	(255,045)	(203,404)	(255,045)
Bad debts and financing written off	2,495	51,470	2,495	51,470
Bad debts and financing recovered	(70,711)	(113,690)	(70,711)	(113,690)
Provision for other debts	1,764	-	1,764	-
	323,816	275,599	323,816	275,599
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance made/(written back)	23,723	(4,434)	23,723	(4,434)
- specific allowance	582,249	547,917	582,249	547,917
- specific allowance written back	(203,053)	(241,722)	(203,053)	(241,722)
Bad debts and financing written off	2,467	51,470	2,467	51,470
Bad debts and financing recovered	(69,620)	(95,115)	(69,620)	(95,115)
	335,766	258,116	335,766	258,116

MALAYAN BANKING BERHAD

(3813-K)

(Incorporated in Malaysia)

A19. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	September 2006 RM'000	September 2005 RM'000	September 2006 RM'000	September 2005 RM'000	September 2006 RM'000	September 2005 RM'000	September 2006 RM'000	September 2005 RM'000	September 2006 RM'000	September 2005 RM'000	September 2006 RM'000	Septembe RM
REVENUE AND EXPENSES												
Revenue												
External revenue	3,262,352	2,949,676	115,728	123,276	169,224	83,590	15,108	6,492	-	-	3,562,412	3,163,034
Inter-segment revenue	31,874	65,442	15,562	2,598	19,553	8,350	8,852	3,728	(75,841)	(80,118)	-	-
Total revenue	3,294,226	3,015,118	131,290	125,874	188,777	91,940	23,960	10,220	(75,841)	(80,118)	3,562,412	3,163,034
Segment results												
Operating profit	1,117,971	1,160,322	22,353	39,465	57,190	25,750	7,203	(3,084)	-	-	1,204,717	1,222,453
Loan loss and provision	(335,825)	(283,847)	11,970	7,564	27	684	12	-	-	-	(323,816)	(275,599)
Share of results of associates	-	-	-	-	-	-	-	24	-	-	-	24
Profit before taxation	782,146	876,475	34,323	47,029	57,217	26,434	7,215	(3,060)	-	-	880,901	946,878
Taxation & Zakat	(265,637)	(244,825)	(9,563)	(11,154)	(10,652)	(9,068)	(1,843)	(2,371)			(287,695)	(20
Profit after taxation and zakat	516,509	631,650	24,760	35,875	46,565	17,366	5,372	(5,431)	-	-	593,206	679,460
Minority interest	-	-	-	-	-	-	-	-	-	-	(17,242)	(6,515)
Net profit for the year	516,509	631,650	24,760	35,875	46,565	17,366	5,372	(5,431)	-	-	575,964	672,945
OTHER INFORMATION												
Capital expenditure	47,205	39,464	219	444	7,187	64	422	31	-	-	55,033	40,003
Depreciation	39,254	40,274	1,191	1,572	2,314	1,700	617	551	-	-	43,376	44,097
Non-cash expenses/(income) other than depreciation	31,951	141,770	883	(3,452)	(2,795)	(4,400)	1	2	-	-	30,040	1.

	September 2006 RM'000	June 2006 RM'000	September 2006 RM'000	June 2006 RM'000	September 2006 RM'000	June 2006 RM'000	September 2006 RM'000	June 2006 RM'000	September 2006 RM'000	June 2006 RM'000	September 2006 RM'000	Ju R
ASSETS AND LIABILITIES												
Segment assets -	205,081,509	207,993,082	10,153,456	11,186,034	17,048,439	16,750,624	73,366	1,058,700	(10,903,119)	(12,792,734)	221,453,651	224,1
Investment in associates companies	6,635	6,635	-	-	-	-	3,925	2,985	-	-	10,560	
Total assets	205,088,144	207,999,717	10,153,456	11,186,034	17,048,439	16,750,624	77,291	1,061,685	(10,903,119)	(12,792,734)	221,464,211	224,2
Total segment liabilities	186,097,462	190,799,796	8,820,469	9,910,161	13,593,621	13,181,623	192,169	424,018	(5,746,400)	(7,584,573)	202,957,321	206,7

GEOGRAPHICAL SEGMENT

	External Revenue		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	September 2006 RM'000	September 2005 RM'000	September 2006 RM'000	September 2005 RM'000	September 2006 RM'000	September 2005 RM'000	September 2006 RM'000	June 2006 RM'000
Malaysia	2,819,658	2,633,703	753,505	862,173	51,377	37,040	181,943,950	185,489,415
Singapore	442,408	313,594	101,758	45,172	46	2,551	33,002,564	31,899,678
Other locations	376,187	295,855	25,638	39,533	3,610	412	17,420,816	19,608,967
	3,638,253	3,243,152	880,901	946,878	55,033	40,003	232,367,330	236,998,060
Eliminations	(75,841)	(80,118)	-	-	-	-	(10,903,119)	(12,792,734)
Group	3,562,412	3,163,034	880,901	946,878	55,033	40,003	221,464,211	224,205,326

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A23. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the nomal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

	As at 30 September 2006			As at 30 June 2006		
Group	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	5,687,524	5,687,524	5,480,638	5,719,998	5,719,998	5,397,695
Certain transaction-related contingent items	6,373,598	3,186,799	3,121,510	6,367,217	3,183,608	3,128,665
Short-term self-liquidating trade-related contingencies	7,594,980	1,518,996	837,439	7,707,012	1,541,403	843,044
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,504,000	1,504,000	1,284,661	1,575,756	1,575,756	1,351,664
Obligations under underwriting agreements	697,640	348,820	364,560	742,550	371,275	371,275
Irrevocable commitments to extend credit:						
- maturity within one year	55,347,314	-	-	49,755,601	-	-
- maturity exceeding one year	6,440,853	3,220,427	1,857,289	5,984,817	2,992,409	1,803,568
Foreign exchange related contracts:						
- less than one year	31,521,427	310,667	173,273	26,879,050	249,199	129,920
- one year to less than five years	120,811	969	534	59,036	492	257
- five years and above	-	-	-	-	-	-
Interest rate related contracts:						
- less than one year	17,569,063	256,662	126,210	13,096,416	141,387	40,039
- one year to less than five years	7,313,959	387,577	190,597	8,519,746	363,913	102,824
- five years and above	1,453,858	68,613	35,623	1,709,211	137,204	38,180
Miscellaneous	2,297,391	-	-	2,267,033	-	-
	143,922,418	16,491,054	13,472,334	130,383,443	16,276,644	13,207,131

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A23. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Bank	Notional Amount RM'000	As at 30 September 2006 Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	Notional Amount RM'000	As at 30 June 2006 Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	4,548,090	4,548,090	4,499,607	4,862,567	4,862,567	4,694,976
Certain transaction-related contingent items	6,350,542	3,175,271	3,118,903	6,343,749	3,171,874	3,115,506
Short-term self-liquidating trade-related contingencies	7,526,230	1,505,246	833,587	7,677,606	1,535,521	842,675
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,504,000	1,504,000	1,284,661	1,575,756	1,575,756	1,351,664
Obligations under underwriting agreements	288,640	144,320	144,320	273,550	136,775	136,775
Irrevocable commitments to extend credit:						
- maturity within one year	55,286,200	-	-	49703408	-	-
- maturity exceeding one year	6,356,784	3,178,392	1,815,254	5,933,909	2,966,955	1,778,112
Foreign exchange related contracts:						
- less than one year	31,481,189	306,548	169,154	26,718,442	247,240	128,939
- one year to less than five years	120,811	969	534	59,036	492	257
Interest rate related contracts:						
- less than one year	17,466,701	256,403	126,187	12,900,804	136,741	37,566
- one year to less than five years	7,128,166	386,131	190,032	8,303,651	359,383	98,730
- five years and above	1,392,865	64,206	31,599	1,688,163	136,152	37,404
Miscellaneous	2,286,238	-	-	2,255,475	-	-
	141,736,456	15,069,576	12,213,838	128,296,116	15,129,456	12,222,604

* The credit equivalent amount and the risk weighted amount are arrived at using the credit conversion factors and risk weights respectively, as specified by Bank Negara Malaysia.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk

Group As at 30 September 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	20,337,611	-	-	-	-	3,182,250	-	23,519,861	4.21
Deposits and placements with banks and other financial institutions	504,401	6,302,827	1,243,243	19,619	-	2,452,860	-	10,522,950	4.85
Securities purchased under resale agreements	482,110	377,559	-	-	-	-	-	859,669	3.87
Securities held-for-trading	-	-	-	-	-	-	1,453,414	1,453,414	3.96
Securities available-for-sale	-	-	-	-	-	-	26,150,904	26,150,904	4.70
Securities held-to-maturity	1,336,029	1,080,708	363,453	168,016	121,168	2,336,721	-	5,406,095	3.14
Loans, advances and financing									
- performing	22,050,114	17,894,816	10,462,608	16,855,363	42,121,438	18,978,488	-	128,362,827	6.45
- non-performing*	-	-	-	-	-	2,627,886	-	2,627,886	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	12,786,911	-	12,786,911	-
Other non-interest sensitive balances	-	-	-	-	-	9,773,694	-	9,773,694	-
TOTAL ASSETS	44,710,265	25,655,910	12,069,304	17,042,998	42,242,606	52,138,810	27,604,318	221,464,211	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Group As at 30 September 2006	Non trading book: Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	60,911,007	17,152,857	28,073,994	1,582,951	415,832	32,235,978	-	140,372,619	2.30
Deposits and placements of banks and other financial institutions	10,974,782	7,693,050	1,466,229	1,561,724	705,511	1,928,831	-	24,330,127	3.19
Obligations on securities sold under repurchase agreements	7,814,269	750,129	-	-	-	-	-	8,564,398	3.30
Bills and acceptances payable	588,444	379,768	77,414	-	-	2,605,414	-	3,651,040	3.83
Recourse obligations on loans sold to Cagamas	-	-	969,400	2,537,752	-	-	-	3,507,152	4.16
Subordinated notes	-	-	-	-	3,901,250	-	-	3,901,250	5.63
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	850,275	-	850,275	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	11,936,636	-	11,936,636	-
Other non-interest sensitive balances	-	-	-	-	-	5,843,824	-	5,843,824	-
Total Liabilities	80,288,502	25,975,804	30,587,037	5,682,427	5,022,593	55,400,958	-	202,957,321	
Shareholders' equity	-	-	-	-	-	17,781,173	-	17,781,173	
Minority interests	-	-	-	-	-	725,717	-	725,717	
Total Liabilities and Shareholders' Equity	80,288,502	25,975,804	30,587,037	5,682,427	5,022,593	73,907,848	-	221,464,211	
On-balance sheet interest sensitivity gap	(35,578,237)	(319,894)	(18,517,733)	11,360,571	37,220,013	(21,769,038)	27,604,318	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	7,377,611	(485,187)	(459,843)	(536,285)	(5,896,296)	-	-	-	
Total interest sensitivity gap	(28,200,626)	(805,081)	(18,977,576)	10,824,286	31,323,717	(21,769,038)	27,604,318	-	
Cumulative interest rate sensitivity gap	(28,200,626)	(29,005,707)	(47,983,283)	(37,158,997)	(5,835,280)	(27,604,318)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Group As at 30 June 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	25,549,788	-	-	-	-	6,485,607	-	32,035,395	4.22
Deposits and placements with banks and other financial institutions	950,805	1,674,904	1,009,897	63,311	-	352,492	-	4,051,409	4.75
Securities purchased under resale agreements	1,004,367	499,590	-	-	-	-	-	1,503,957	3.72
Securities held-for-trading	-	-	-	-	-	-	477,699	477,699	3.90
Securities available-for-sale	-	-	-	-	-	-	27,445,865	27,445,865	4.50
Securities held-to-maturity	505,649	1,206,571	1,522,903	1,547,495	1,015,640	-	-	5,798,258	3.68
Loans, advances and financing									
- performing	20,926,650	18,802,228	11,021,215	16,913,687	42,243,522	18,759,786	-	128,667,088	6.40
- non-performing*	-	-	-	-	-	2,786,566	-	2,786,566	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	12,120,688	-	12,120,688	
balances	-	-	-	-	-	9,318,401	-	9,318,401	
TOTAL ASSETS	48,937,259	22,183,293	13,554,015	18,524,493	43,259,162	49,823,540	27,923,564	224,205,326	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Group As at 30 June 2006	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
	Non trading book								
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	62,150,164	12,695,799	23,813,415	1,089,939	15,992	36,452,667	-	136,217,976	2.25
Deposits and placements of banks and other financial institutions	16,310,509	5,203,985	1,566,087	1,729,072	659,104	3,238,818		28,707,575	3.68
Obligations on securities sold under repurchase agreements	9,825,474	2,203,376	247,288	-	-	-	-	12,276,138	3.39
Bills and acceptances payable	643,126	980,409	366,906	-	-	2,827,774	-	4,818,215	3.67
Recourse obligations on loans sold to Cagamas	-	22,936	712,593	2,981,133	10,796	-	-	3,727,458	4.15
Subordinated notes	-	-		-	3,896,880	-	-	3,896,880	5.27
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	684,536		684,536	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	11,436,152		11,436,152	-
Other non-interest sensitive balances	-	-	-	-	-	4,966,095		4,966,095	-
Total Liabilities	88,929,273	21,106,505	26,706,289	5,800,144	4,582,772	59,606,042	-	206,731,025	
Shareholders' equity	-	-	-	-	-	16,765,826		16,765,826	
Minority interests	-	-	-	-	-	708,475		708,475	
Total Liabilities and Shareholders' Equity	88,929,273	21,106,505	26,706,289	5,800,144	4,582,772	77,080,343	-	224,205,326	
On-balance sheet interest sensitivity gap	(39,992,014)	1,076,788	(13,152,274)	12,724,349	38,676,390	(27,256,803)	27,923,564	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	799,135	(328,505)	(161,651)	(338,979)	30,000	-	-	-	
Total interest sensitivity gap	(39,192,879)	748,283	(13,313,925)	12,385,370	38,706,390	(27,256,803)	27,923,564	-	
Cumulative interest rate sensitivity gap	(39,192,879)	(38,444,596)	(51,758,521)	(39,373,151)	(666,761)	(27,923,564)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Bank As at 30 September 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	19,400,980	-	-	-	-	3,010,414	-	22,411,394	4.19
Deposits and placements with banks and other financial institutions	362,099	4,920,116	1,186,636	-	-	385,650	-	6,854,501	4.82
Securities purchased under resale agreements	482,110	377,559	-	-	-	-	-	859,669	3.87
Securities held-for-trading	-	-	-	-	-	-	1,295,939	1,295,939	3.85
Securities available-for-sale	-	-	-	-	-	-	21,369,487	21,369,487	4.34
Securities held-to-maturity	1,954	524,062	435,878	1,352,947	565,691	2,045	-	2,882,577	3.03
Loans, advances and financing									
- performing	21,801,444	17,789,108	10,290,790	16,522,592	41,947,109	16,186,870	-	124,537,913	6.45
- non-performing*	-	-	-	-	-	2,648,190	-	2,648,190	-
Other non-interest sensitive balances	-	-	-	-	-	11,264,608	-	11,264,608	-
TOTAL ASSETS	42,048,587	23,610,845	11,913,304	17,875,539	42,512,800	33,497,777	22,665,426	194,124,278	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Bank As at 30 June 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	51,482,140	11,888,849	24,032,612	940,212	16,300	36,777,323	-	125,137,436	2.09
Deposits and placements of banks and other financial institutions	15,446,567	5,296,512	1,563,282	1,761,232	671,363	3,298,906	-	28,037,862	3.66
Obligations on securities sold under repurchase agreements	8,766,994	2,203,003	247,288	-	-	-	-	11,217,285	3.39
Bills and acceptances payable	687,490	1,041,326	395,412	-	-	3,044,316	-	5,168,544	3.67
Recourse obligations on loans sold to Cagamas	-	22,936	712,593	2,981,133	10,796	-	-	3,727,458	4.15
Subordinated notes	-	-		-	3,896,880	-	-	3,896,880	5.27
Other non-interest sensitive balances	-	-	-	-	-	4,597,447	-	4,597,447	-
Total Liabilities	76,383,191	20,452,626	26,951,187	5,682,577	4,595,339	47,717,992	-	181,782,912	
Shareholders' equity	-	-	-	-	-	15,274,094	-	15,274,094	
Total Liabilities and Shareholders' Equity	76,383,191	20,452,626	26,951,187	5,682,577	4,595,339	62,992,086	-	197,057,006	
On-balance sheet interest sensitivity gap	(32,232,391)	(630,909)	(14,496,871)	12,202,771	38,199,215	(26,662,695)	23,620,880	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	799,135	(328,505)	(161,651)	(338,979)	30,000	-	-	-	
Total interest sensitivity gap	(31,433,256)	(959,414)	(14,658,522)	11,863,792	38,229,215	(26,662,695)	23,620,880	-	
Cumulative interest rate sensitivity gap	(31,433,256)	(32,392,670)	(47,051,192)	(35,187,400)	3,041,815	(23,620,880)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Bank **As at 30 June 2006**	Non trading book **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
ASSETS									
Cash and short-term funds	20,816,434	-	-	-	-	6,726,018	-	27,542,452	4.27
Deposits and placements with banks and other financial institutions	409,801	1,076,617	1,084,195	58,826	-	381,391	-	3,010,830	5.02
Securities purchased under resale agreements	1,004,367	499,590		-	-	-	-	1,503,957	3.72
Securities held-for-trading	-	-	-	-	-	-	476,976	476,976	3.89
Securities available-for-sale	-	-	-	-	-	-	23,143,904	23,143,904	4.38
Securities held-to-maturity	10,705	368,238	1,028,329	1,222,043	639,552	-	-	3,268,867	3.64
Loans, advances and financing									
- performing	21,909,493	17,877,272	10,341,792	16,604,479	42,155,002	16,267,093	-	125,155,131	6.42
- non-performing*	-	-	-	-	-	2,693,264	-	2,693,264	-
Other non-interest sensitive balances	-	-	-	-	-	10,261,625	-	10,261,625	-
TOTAL ASSETS	44,150,800	19,821,717	12,454,316	17,885,348	42,794,554	36,329,391	23,620,880	197,057,006	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Bank As at 30 September 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	56,741,537	15,843,669	27,890,824	1,488,725	258,466	26,794,824	-	129,018,045	2.22
Deposits and placements of banks and other financial institutions	11,177,267	8,314,159	1,572,692	1,684,748	763,008	2,085,870	-	25,597,744	3.18
Obligations on securities sold under repurchase agreements	7,036,184	741,400	-	-	-	-		7,777,584	3.30
Bills and acceptances payable	585,651	366,348	77,711	-	-	2,615,425	-	3,645,135	3.83
Recourse obligations on loans sold to Cagamas	-	-	969,400	2,537,752	-	-	-	3,507,152	4.16
Subordinated notes	-				3,901,250	-	-	3,901,250	5.63
Other non-interest sensitive balances	-	-	-	-	-	4,624,863	-	4,624,863	-
Total Liabilities	75,540,639	25,265,576	30,510,627	5,711,225	4,922,724	36,120,982	-	178,071,773	
Shareholders' equity	-	-	-	-	-	16,052,505	-	16,052,505	
Total Liabilities and Shareholders' Equity	75,540,639	25,265,576	30,510,627	5,711,225	4,922,724	52,173,487	-	194,124,278	
On-balance sheet interest sensitivity gap	(33,492,052)	(1,654,731)	(18,597,323)	12,164,314	37,590,076	(18,675,710)	22,665,426	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	7,377,607	(508,867)	(450,342)	(507,927)	(5,910,471)	-	-	-	
Total interest sensitivity gap	(26,114,445)	(2,163,598)	(19,047,665)	11,656,387	31,679,605	(18,675,710)	22,665,426	-	
Cumulative interest rate sensitivity gap	(26,114,445)	(28,278,043)	(47,325,708)	(35,669,321)	(3,989,716)	(22,665,426)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	30 September 2006 RM'000	30 June 2006 RM'000	30 September 2006 RM'000	30 June 2006 RM'000
Before deduction of proposed final dividend:				
Core capital ratio	10.00%	9.91%	9.72%	9.61%
Risk-weighted capital ratio	13.99%	13.88%	12.67%	12.54%
After deduction of proposed final dividend:				
Core capital ratio	9.40%	9.31%	9.06%	8.96%
Risk-weighted capital ratio	13.38%	13.28%	12.02%	11.89%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	3,810,913	3,796,947	3,810,913	3,796,947
Share premium	2,255,042	2,137,807	2,255,042	2,137,807
Other reserves [1]	10,786,229	10,785,165	9,247,862	9,247,856
Tier I minority interest	217,385	217,385	-	-
Less: Deferred tax assets [1]	(1,177,568)	(1,177,568)	(1,120,495)	(1,120,495)
Total Tier I capital	15,892,001	15,759,736	14,193,322	14,062,115
Tier II capital				
Subordinated obligations	3,901,250	3,896,880	3,901,250	3,896,880
General allowance for bad and doubtful debts	2,434,320	2,415,073	2,287,588	2,258,397
Total Tier II capital	6,335,570	6,311,953	6,188,838	6,155,277
Total capital	22,227,571	22,071,689	20,382,160	20,217,392
Less: Investment in subsidiary companies [2]	-	-	(1,873,793)	(1,873,793)
Capital base	22,227,571	22,071,689	18,508,367	18,343,599

[1] Under Bank Negara Guidelines, deferred tax are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad (formerly known as Mayban Finance Berhad) of RM840.0 million as its business, assets and liabilities have been transferred to the Bank.

A26. Operations of Islamic Banking

A26a. Unaudited Balance Sheets as at 30 September 2006

	Group		Bank	
	30 September 2006 RM'000	30 June 2006 RM'000	30 September 2006 RM'000	30 June 2006 RM'000
ASSETS				
Cash and short-term funds	1,763,577	3,274,879	1,480,092	3,055,980
Deposits and placements with banks and other financial institutions	227,804	340,069	207,804	340,069
Securities available-for-sale	2,255,023	2,418,341	2,031,223	2,187,434
Securities held-to-maturity	206,624	224,731	188,005	186,400
Financing, advances and other loans	16,965,582	16,677,354	16,965,582	16,677,354
Deferred tax assets	197,585	235,560	196,928	234,063
Other assets	13,340	19,369	15,326	15,937
Statutory deposit with Bank Negara Malaysia	420,000	421,000	420,000	421,000
Total Assets	22,049,535	23,611,303	21,504,960	23,118,237
LIABILITIES				
Deposits from customers	12,705,291	13,593,658	12,358,046	13,366,701
Deposit and placements of banks and other financial institutions	1,949,397	1,523,222	1,928,815	1,477,797
Bills and acceptances payable	1,767,788	2,213,344	1,767,788	2,213,344
Other liabilities	1,046,368	1,732,792	1,044,540	1,729,914
Provision for tax expense and zakat	192,849	171,671	192,154	171,385
Subordinated bonds	2,500,000	2,500,000	2,500,000	2,500,000
Total Liabilities	20,161,693	21,734,687	19,791,343	21,459,141
ISLAMIC BANKING FUNDS				
Islamic Banking Funds	558,436	599,880	516,002	516,002
Reserves	1,329,406	1,276,736	1,197,615	1,143,094
	1,887,842	1,876,616	1,713,617	1,659,096
Total Liabilities and Islamic Banking Funds	22,049,535	23,611,303	21,504,960	23,118,237
COMMITMENTS AND CONTINGENCIES	8,636,641	8,541,037	8,636,641	8,541,037

A26. Operations of Islamic Banking (contd)

A26b. Unaudited Income Statements for the 1st Financial Quarter Ended 30 September 2006

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2006 RM'000	30 September 2005 RM'000	30 September 2006 RM'000	30 September 2005 RM'000
Group				
Income derived from investment of depositors' funds	321,398	309,325	321,398	309,325
Expenses directly attributable to depositors and Islamic Banking Funds	(10,879)	(6,198)	(10,879)	(6,198)
Impairment loss from securities held-to-maturity	-	-	-	-
Transfer from/(to) profit equalisation reserve	56,200	(566)	56,200	(566)
Gross attributable income	366,719	302,561	366,719	302,561
Allowance for losses on financing, advances and other loans	(71,901)	(35,364)	(71,901)	(35,364)
Total attributable income	294,818	267,197	294,818	267,197
Income attributable to the depositors	(110,373)	(117,848)	(110,373)	(117,848)
Income attributable to the Group	184,445	149,349	184,445	149,349
Income derived from investment of Islamic Banking Funds				
Gross investment income	16,973	15,781	16,973	15,781
Finance cost	(23,316)	-	(23,316)	-
Net (loss)/income from investment of Islamic Banking Funds	(6,343)	15,781	(6,343)	15,781
	178,102	165,130	178,102	165,130
Overhead expenses	(81,646)	(5,713)	(81,646)	(5,713)
Profit before zakat and tax expense	96,456	159,417	96,456	159,417
Taxation	(52,097)	(40,352)	(52,097)	(40,352)
Zakat	(599)	(68)	(599)	(68)
Profit after taxation	43,760	118,997	43,760	118,997
Bank				
Income derived from investment of depositors' funds	314,377	299,804	314,377	299,804
Expenses directly attributable to depositors and Islamic Banking Funds	(9,708)	(6,020)	(9,708)	(6,020)
Transfer from/(to) profit equalisation reserve	55,310	(1,379)	55,310	(1,379)
Gross attributable income	359,979	292,405	359,979	292,405
Allowance for losses on financing, advances and other loans	(72,000)	(39,364)	(72,000)	(39,364)
Total attributable income	287,979	253,041	287,979	253,041
Income attributable to the depositors	(108,530)	(116,189)	(108,530)	(116,189)
Income attributable to the reporting institution	179,449	136,852	179,449	136,852
Income derived from investment of Islamic Banking Funds				
Gross investment income	16,973	15,781	16,973	15,781
Finance cost	(23,316)	-	(23,316)	-
Net (loss)/income from investment of Islamic Banking Funds	(6,343)	15,781	(6,343)	15,781
	173,106	152,633	173,106	152,633
Overhead expenses	(81,545)	(5,613)	(81,545)	(5,613)
Profit before zakat and tax expense	91,561	147,020	91,561	147,020
Taxation	(51,718)	(38,446)	(51,718)	(38,446)
Zakat	(569)	-	(569)	-
Profit after taxation	39,274	108,574	39,274	108,574

A26b. **Unaudited Income Statements for the 1st Financial Quarter Ended 30 September 2006 (Contd)**

Reconciliation of net income amalgamated with the conventional banking operations:

	Group		Bank	
	30 September 2006 RM'000	30 September 2005 RM'000	30 September 2006 RM'000	30 September 2005 RM'000
Gross attributable income	366,719	302,561	359,979	292,405
Net income from investment of Islamic Banking Funds	(6,343)	15,781	(6,343)	15,781
Total income before allowances for loan losses and overheads	360,376	318,342	353,636	308,186
Income attributable to the depositors	(110,373)	(117,848)	(108,530)	(116,189)
Income from Islamic Banking scheme	250,003	200,494	245,106	191,997

A26c. **Financing, Advances and Other Loans**

	Group		Bank	
	30 September 2006 RM'000	30 June 2006 RM'000	30 September 2006 RM'000	30 June 2006 RM'000
Overdrafts	1,420,592	1,425,584	1,420,592	1,425,584
Term financing				
- House financing	5,364,848	5,322,322	5,364,848	5,322,322
- Syndicated financing	175,340	173,389	175,340	173,389
- Hire purchase receivables	4,324,271	3,730,523	4,324,271	3,730,523
- Other term financing	11,935,936	12,244,460	11,935,936	12,244,460
Trust receipts	132,908	166,766	132,908	166,766
Other financing	3,665,978	3,684,397	3,665,978	3,684,397
	27,019,873	26,747,441	27,019,873	26,747,441
Unearned income	(8,969,622)	(9,055,236)	(8,969,622)	(9,055,236)
Gross loans and financing	18,050,251	17,692,205	18,050,251	17,692,205
Allowance for bad and doubtful debts and financing:				
- specific	(460,563)	(390,937)	(460,563)	(390,937)
- general	(624,106)	(623,914)	(624,106)	(623,914)
Net financing, advances and other loans	16,965,582	16,677,354	16,965,582	16,677,354

A26d. (i) Movements in non-performing financing, advances and other loans ("NPL") are as follows:

	Group		Bank	
	30 September 2006 RM'000	30 June 2006 RM'000	30 September 2006 RM'000	30 June 2006 RM'000
Balance at beginning of the period	1,363,941	1,291,218	1,363,941	1,291,218
Non-performing during the period	354,126	915,069	354,126	915,069
Transfer from the finance subsidiary	8,859	-	8,859	-
Reclassified as performing	(142,874)	(521,462)	(142,874)	(521,462)
Recoveries	(194,911)	(238,946)	(194,911)	(238,946)
Amount written off	(11,279)	(88,740)	(11,279)	(88,740)
Expenses debited to customers' accounts	1,703	6,802	1,703	6,802
Balance at end of the period	1,379,565	1,363,941	1,379,565	1,363,941
Specific allowance	(460,563)	(390,937)	(460,563)	(390,937)
Net non-perfoming financing, advances and other loans	919,002	973,004	919,002	973,004
Net NPL as % of gross financing, advances and other loans less specific allowance	4.81%	5.15%	4.81%	5.15%

A26. Operations of Islamic Banking (contd)

A26d. (ii) Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group		Bank	
	30 September 2006 RM'000	30 June 2006 RM'000	30 September 2006 RM'000	30 June 2006 RM'000
General allowance				
At beginning of the period	623,914	609,375	623,914	609,375
Allowance made during the period	-	12,871	-	12,871
Transferred upon business acquisition	192	-	192	-
Transfer from specific allowance	-	1,668	-	1,668
At end of the period	624,106	623,914	624,106	623,914
As % gross loans, financing and other loans less specific allowance	3.27%	3.31%	3.27%	3.31%
Specific allowance				
At beginning of the period	390,937	277,770	390,937	277,770
Allowance made during the year	93,869	257,678	93,869	257,678
Transferred upon business acquisition	6,483	-	6,483	-
Amount written back	(19,459)	(54,187)	(19,459)	(54,187)
Amount written off	(11,267)	(88,656)	(11,267)	(88,656)
Transfer to general allowance	-	(1,668)	-	(1,668)
At end of the period	460,563	390,937	460,563	390,937

A26e. **Deposits from Customers**

(i) **By type of deposit**

	Group		Bank	
	30 September 2006 RM'000	30 June 2006 RM'000	30 September 2006 RM'000	30 June 2006 RM'000
Mudharabah Fund				
Demand deposits	1,544,010	1,553,036	1,544,010	1,553,036
General investment deposits	3,896,250	4,331,794	3,651,852	4,150,301
Special investment deposits	353,995	632,524	353,995	632,524
	5,794,255	6,517,354	5,549,857	6,335,861
Non-Mudharabah Fund				
Demand deposits	2,604,727	2,557,927	2,501,880	2,512,463
Savings deposits	2,763,980	2,647,960	2,763,980	2,647,960
Negotiable instruments of deposits	1,542,329	1,870,417	1,542,329	1,870,417
	6,911,036	7,076,304	6,808,189	7,030,840
Deposit from Customers	12,705,291	13,593,658	12,358,046	13,366,701

B5. Tax Expense and Zakat

The analysis of the tax expense for the year ended 30 June 2006 are as follows:

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2006 RM'000	30 September 2005 RM'000	30 September 2006 RM'000	30 September 2005 RM'000
Group				
Malaysian income tax	189,995	244,285	189,995	244,285
Foreign income tax	3,134	4,493	3,134	4,493
	193,129	248,778	193,129	248,778
Deferred tax expense				
- Origination and reversal of temporary differences	53,831	18,640	53,831	18,640
- Due to reduction in statutory rate	39,756	-	39,756	-
	93,587	18,640	93,587	18,640
Share of tax expense in associated companies	-	-		-
	286,716	267,418	286,716	267,418
Zakat	979	-	979	-
	287,695	267,418	287,695	267,418

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2006 RM'000	30 September 2005 RM'000	30 September 2006 RM'000	30 September 2005 RM'000
Bank				
Malaysian income tax	171,953	220,597	171,953	220,597
Foreign income tax	1,609	2,818	1,609	2,818
	173,562	223,415	173,562	223,415
Deferred tax expense				
- Origination and reversal of temporary differences	50,900	19,159	50,900	19,159
- Due to reduction in statutory rate	39,723	-	39,723	
	90,623	19,159	90,623	19,159
Zakat	570	-	570	-
	264,755	242,574	264,755	242,574

The effective tax rate for the period is much higher than the statutory rate due mainly to the transfer of deferred tax to the income statement arising from a change in statutory tax rate from 28% to 27%.

B6. Sale of Unquoted Investments and Properties

The profits from the sale of unquoted investments of the Group and Bank amounted to RM41.9 million and RM33.8 million respectively while the profit from sale of properties amounted to RM0.8 million for the Group and RM0.5 million for the Bank.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B12. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2006	30 September 2005	30 September 2006	30 September 2005
Net profit for the period (RM'000)	575,964	672,945	575,964	672,945
Weighted average number of ordinary shares in issue ('000)	3,802,091	3,726,940	3,802,091	3,726,940
Basic earnings per share (sen)	15.15 sen	18.06 sen	15.15 sen	18.06 sen

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the cumulative period attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	1st Quarter Ended		Cumulative 3 Months Ended	
	30 September 2006	30 September 2005	30 September 2006	30 September 2005
Net profit for the period (RM'000)	575,964	672,945	575,964	672,945
Weighted average number of ordinary shares in issue ('000)	3,802,091	3,726,940	3,802,091	3,726,940
Effects of share option ('000)	10,811	23,202	10,811	23,202
Adjusted weighted average number of ordinary shares in issue or issuable ('000)	3,812,902	3,750,142	3,812,902	3,750,142
Diluted earnings per share (sen)	15.11 sen	17.94 sen	15.11 sen	17.94 sen

By Order of the Board

Mohd Nazlan bin Mohd Ghazali
LS0008977
Company Secretary
14 November 2006

Part A: Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issue by Bank Negara Malaysia

A1. Basis of Preparation

The interim financial statements have been prepared under the historical cost convention except for the following assets and liabilities that are stated at fair values: securities held-for-trading and available-for-sale, and derivative financial instruments. The interim financial statements are not audited and have been prepared in accordance with the requirements of FRS 134: Interim Financial Reporting and Chapter 9, part K of the Listing Requirements of Bursa Malaysia Securities Berhad. The interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2006. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2006.

The significant accounting policies' adopted are consistent with those of the audited financial statements for the year ended 30 June 2006 except for the adoption of the following new/revised Financial Reporting Standards ("FRS") effective for financial period beginning 1 July 2006:

FRS 2	Share-based Payment
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The adoption of FRS 5, 102, 108, 110, 116, 121, 127, 128, 131, 132, 133, 136 and 138 does not have significant financial impact on the Group. The principal effects of the changes in accounting policies resulting from the adoption of the other new/revised FRS's are discussed below.

The allowance for bad and doubtful debts and financing of the Group are computed based on the requirements of BNM/GP3, which is consistent with the adoption made in the previous audited annual financial statements.

(a) FRS 2: Share-based Payments

This FRS requires an entity to recognise share-based payment transactions in its financial statements including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity.

The Company operates an equity-settled share-based compensation plan for the employees of the Group, the Maybank Group Employee Share Options Scheme ("ESOS"). Prior to 1 July 2006, no compensation expense was recognised in profit or loss for share options granted. With the adoption of FRS 2, the compensation expense relating to share options is recognised in profit or loss over the vesting periods of the grants with a corresponding increase in equity. The total amount to be recognised as compensation expense is determined by reference to the fair value of the share options at the date of the grant and the number of share options to be vested by the vesting date. The fair value of the share option is computed using a trinomial model. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in profit or loss and a corresponding adjustment to equity over the remaining vesting period.

A1. Basis of Preparation (contd)

(a) **FRS 2: Share-based Payments (contd)**

Under the transitional provisions of FRS 2, this FRS must be applied to share options that were granted after 31 December 2004 and had not yet vested at the effective date of this FRS to the Group i.e. 1 July 2006. The application is retrospective and accordingly, the comparative amounts as at 30 June 2006 are restated and the opening balance of retained earnings as at 1 July 2006 has been adjusted. The financial impact to the Group and the Bank arising from this change in accounting policy is as follows:

Group

	As at 1 July 2006 RM'000
Decrease in retained earnings	3,038
Increase in equity compensation reserve (included in other reserve)	3,904

	1st Quarter ended		***Cumulative 3 Months Ended***	
	30 September 2006 RM'000	**30 September 2005 RM'000**	**30 September 2006 RM'000**	**30 September 2005 RM'000**
Decrease in profit for the period	866	-	866	-

Bank

	As at 1 July 2006 RM'000
Decrease in retained earnings	1,984
Increase in equity compensation reserve (included in other reserve)	2,541

	1st Quarter ended		**Cumulative 3 Months Ended**	
	30 September 2006 RM'000	**30 September 2005 RM'000**	**30 September 2006 RM'000**	**30 September 2005 RM'000**
Decrease in profit for the period	557	-	557	-

(b) **FRS 101: Presentation of Financial Statements**

The adoption of the revised FRS 101 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity. FRS 101 also requires disclosure on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interest.

The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 101, with the comparatives restated to conform with the current period's presentation.

A1. Basis of Preparation (contd)

(c) FRS 140: Investment Property

The adoption of this new FRS has resulted in a change in the classification of land and buildings owned by the life insurance business. Previously, in line with FRS 203 Life Insurance Business (formerly known as MASB Standard 18), land and buildings owned by the life insurance business are classified as investment properties, not withstanding that they are substantially occupied for use by, or in the operations of the Group.

With the adoption of FRS 140 and the consequent change to FRS 203, owner-occupied property cannot be classified as investment property. Accordingly, land and buildings previously classified as investment properties have been reclassified as and accounted for as property, plant and equipment. This change in classification does not have significant financial impact to the Group.

A2. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2006 was not qualified.

A3. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the 1st quarter ended 30 September 2006.

A4. Unusual Items Due to Their Nature, Size or Incidence

During the quarter ended 30 September 2006, there were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group and the Bank, other than the inclusion of assets and liabilities of Kewangan Bersatu Berhad ("KBB"), which was acquired on 30 September 2006.

The acquisition of KBB resulted in an excess of the Group's interest in the net fair value of KBB's identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, of RM36.5 million. In accordance with FRS 3, this excess was recognised immediately in the income statement as at 30 September 2006.

A5. Changes in Estimates

There were no material changes in estimates during the quarter ended 30 September 2006.

A6. Changes in Debt and Equity Securities

Save as disclosed below, there were no issuances, cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

The issued and paid-up share capital of the Bank was increased from RM3,796,947,321 as at 30 June 2006 to RM3,810,913,421 as at 30 September 2006, from the issuance of 13,966,100 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS) at the following option prices:

Number of shares issued:	Option price per share
10,571,100	RM 9.23
965,400	RM 9.87
2,429,600	RM 9.92

A7. Dividends Paid

There was no dividend paid during the quarter ended 30 September 2006.

A20. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2006.

A21. Subsequent Events

There were no material events subsequent to the balance sheet date.

A22. Changes in the Composition of the Group

There was no change to the composition of the Group during the quarter.

A23. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 30 September 2006, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM169.9 million (30 June 2006: RM68.78 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 30 September 2006, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM134.9 million (30 June 2006: RM160.56 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

For the 1st quarter ended 30 September 2006, the Group registered a decline of 14.4% or RM97.0 million in profit after tax attributable to equity holders of the parent over that of the corresponding period. The decline was attributed largely to the unrealised loss arising from the revaluation of its asset swaps and higher loan loss provision.

The asset swaps were transacted to hedge the income of the underlying assets from interest rate risks. However, due to the stringent hedge accounting criteria, the unrealised gains of the underlying assets cannot be offset against the unrealised loss arising from the revaluation of the asset swaps. Instead, since the underlying assets were classified as available-for-sale securities, the unrealised gains arising from the revaluation were recognised in equity, resulting in a mismatch in the income statement.

B2. Variation of Results Against Preceding Quarter

The Group registered a decline in profit after tax attributable to equity holders of the parent from RM855.4 million for the preceding quarter to RM576.0 million for the quarter just ended, due mainly to a higher charge in loan loss provision for the quarter just ended as compared to a write back of loan loss provisions for the previous quarter.

B3. Prospects

Although the economic fundamentals remain positive, the Group expects its operating environment to be significantly more challenging in view of the increasing volatile financial market. The Group, nevertheless, is cautiously confident of achieving better results for the current financial year.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

B8. Status of Corporate Proposals Announced but Not Completed

(a) **Disposal of Mayban Unit Trust Berhad ("MUTB")**

The Group expects the disposal of its entire 100% stake in MUTB to Amanah Saham Nasional Berhad to be completed by the end of November 2006.

(b) **Investment Bank Rationalisation Programme**

The investment bank rationalisation programme involving the merger of Aseambankers Malaysia Bhd ("Aseambankers") and two other subsidiaries i.e. Mayban Discount Berhad ("MDB") and Mayban Securities Sendirian Berhad ("MSSB") to form an investment bank is still ongoing.

On 29 August 2006, two separate Vesting Orders ("VO") were obtained from the High Court of Malaya to facilitate the vesting of the assets and liabilities of MDB and MSSB respectively to Aseambankers. Following the VO for MDB, the assets and liabilities of MDB were transferred to Aseambankers on 11 November 2006. Pending the approval of the Dealer's license by the Securities Commission, the VO for MSSB is expected to take effect by the end of December 2006, whereupon, the assets and liabilities of MSSB will be transferred to Aseambankers.

(c) **Acquisition of Kewangan Bersatu Berhad ("KBB")**

The business of KBB was transferred to Maybank on 30 September 2006, pursuant to a vesting order issued by the High Court of Malaya dated 28 September 2006.

The fair values of the assets and liabilities of KBB acquired are as follows:

	RM'000
Total deposits and cash	23,504
Loans and advances and securities	113,968
Other assets	880
Total assets	138,352
Total deposits received	519,211
Other liabilities	96,050
Total liabilities	615,261
Estimated fair value of net liabilites acquired	(476,909)
Consideration received in cash	513,390
Excess of Group's interest over the net fair value of identifiable assets, liabilities and contingent liabilities	36,481
Cash inflow arising from acquisition	
Consideration received in cash	513,390
Add: Cash and cash equivalents received	988
Net cash inflow	514,378

(d) **Acquisition of Trade Related Assets of American Express ("AMEX")**

On 10 October 2006, the acquisition of the trade related assets of AMEX was completed with a payment of RM124.3 million.

B9. **Deposits and Placements of Financial Institutions and Debt Securities**

Please refer to note A11 and A12.

B10. **Off-Balance Sheet Financial Instruments**

Please refer to note A23.

B11. **Changes in Material Litigation**

As disclosed during the previous quarter ended 30 June 2006, a subsidiary, Mayban Trustee Berhad ("MTB") and eleven other defendants were served with a writ summon by ten bondholders for an amount of approximately RM157.8 million. MTB was alleged to have acted in breach of trust and negligence in its capacity as Trustee for the bonds issued. The legal suit is pending court hearing and the liability amount, if any, is subject to the court's decision.

The contingent liability is covered by an existing Banker Blanket Bond Policy between the Bank and a subsidiary, Mayban General Assurance Berhad ("MGAB"), which had entered into a facultative reinsurance contract for an insured sum of RM150 million with three other re-insurers. No provision is made in the Group's financial statements.

As at 14 November 2006, there were no material changes to the status of this litigation.

Other than that stated above, the Group and the Bank do not have any other material litigation that would materially and adversely affect the financial position of the Group and the Bank.